Exhibit 99.1

VBL Therapeutics Reports Fourth Quarter and Full Year 2020 Financial Results and Provides Corporate Update

Conference Call and Webcast at 8:30 a.m. EDT Today

●	Continued progress in OVAL Phase 3 registration enabling study investigating VB-111 in patients with platinum-resistant ovarian cancer; high CA-125 response rates (RR) of over 50% in the total evaluable patient population with more than 200 patients enrolled to date.

●	Successful pre-planned Data Safety Monitoring Committee (DSMC) review of the OVAL study found no safety issues with the trial and recommended its continuation as planned.

●	Dosed first patients in two randomized controlled Phase 2 studies: (1) investigator-sponsored trial of VB-111 in recurrent glioblastoma and (2) randomized controlled study of oral immune-modulator molecule VB-201 for the treatment of COVID-19.

TEL AVIV, Israel, March 25, 2021 — VBL Therapeutics (Nasdaq: VBLT) (the Company) today announced financial results for the fourth quarter and fiscal year ended December 31, 2020, and provided a corporate update.

“2020 was year of significant progress for VBL as we reached several milestones across multiple assets in different stages of development, including a successful interim analysis and two subsequent successful DSMC reviews for the OVAL Phase 3 registration enabling study of VB-111 for the treatment of platinum-resistant ovarian cancer. We look forward to continuing this momentum in 2021,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics.

Fourth Quarter and Recent Corporate Highlights

VB-111

●	In December 2020, the Company announced that the first patient has been enrolled in Europe in the OVAL Phase 3 registration enabling study of VB-111 for the treatment of platinum-resistant ovarian cancer.
●	In February 2021, a successful pre-planned DSMC review of the OVAL study found no safety issues with the trial and recommended its continuation as planned.
●	In March 2021, the Company announced the initiation of randomized, controlled and blinded Phase 2 investigator-sponsored trial of VB-111 in patients with recurrent glioblastoma.

VB-201

●	In January 2021, the Company announced the dosing of the first patient in a randomized controlled Phase 2 study of the Company’s proprietary investigational oral immune-modulator molecule, VB-201, for the treatment of COVID-19.

Corporate

●	In October 2020, the Company appointed Marc Kozin Vice Chairman of its Board of Directors.
●	In January 2021, the Company entered into an ordinary share purchase agreement of up to $20 million with Aspire Capital Fund LLC.

Financial Results for the Fourth Quarter and Full Year

●	As of December 31, 2020, the Company had cash, cash equivalents, short-term bank deposits and restricted bank deposit totaling $30.8 million and working capital of $24.5 million. The Company expects that its cash and cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2022.

●	Revenues were $922 thousand for fiscal year 2020, as compared to $562 thousand for fiscal year 2019.

●	R&D expense was $19.7 million for fiscal year 2020, as compared to $14.7 million for fiscal year 2019. The increase in R&D expense was mainly due to the development of the VB-601 towards Investigational New Drug enabling studies.

●	G&A expenses were $5.3 million for fiscal year 2020, compared to $5.7 million for fiscal year 2019.

●	VBL reported a net loss of $24.2 million, or ($0.55) per share, for fiscal year 2020, compared to a net loss of $19.4 million, or ($0.54) per share, for fiscal year 2019.

Conference Call:

Thursday, March 25 at 8:30 a.m. Eastern Time

Conference ID: 13717784

From the US: 1 877 407 9208

Israel Local: 1 809 406 247

International: 1 201 493 6784

Webcast: https://edge.media-server.com/mmc/p/9cahpyse

The live webcast will be available online and may be accessed from the “Events and Presentation” page of the Company website. A replay of the webcast will be available beginning approximately one hour after the conclusion of the call and will remain available for at least 30 days thereafter.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is currently being studied in a VBL-sponsored Phase 3 registration enabling study for treatment in patients with platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. In particular, the DSMC recommendation that the OVAL trial proceed is not assurance that the trial will meet its primary endpoint of overall survival once completed, or that we will obtain positive results to support further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Burns McClellan for VBL Therapeutics

Lee Roth (investors) / Ryo Imai (media)

lroth@burnsmc.com / rimai@burnsmc.com

+1-212-213-0006